ADVANCED KNOWLEDGE, INC.
                       17337 Ventura Boulevard, Suite 224
                            Encino, California 91316

                              DISCLOSURE STATEMENT

                                   Pursuant to
                              Section 14(f) of the
                       Securities Exchange Act of 1934 and
                              Rule 14f-1 thereunder


                     NOTICE OF ANTICIPATED CHANGE OF CONTROL

      Advanced Knowledge, Inc. is mailing this disclosure statement on or about December 20, 1999 to all holders of record of its common stock at the close of business on December 17, 1999, in accordance with the requirements of Section 14(f) of the Securities Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission. We are providing you with this statement to notify you of an anticipated change of control of our board of directors without any vote of the stockholders.

PROPOSED ACQUISITION OF SOCCER MAGIC AND CHANGE OF CONTROL

      Advanced Knowledge has signed an agreement dated as of December 14, 1999 (the "Acquisition Agreement") to acquire all of the outstanding common shares of Soccer Magic Inc., a privately owned Ontario corporation, in exchange for 10,000,000 newly issued shares of Advanced Knowledge common stock. Currently, 4,000,000 shares of Advanced Knowledge common stock are outstanding.

      Soccer Magic and its two operating subsidiaries are based in Ontario, Canada. Through its subsidiaries, Soccer Magic is engaged in the design, construction, ownership and operation of indoor soccer facilities. To date, Soccer Magic has two such facilities which are located in Kingston and London, Ontario. As a result of the acquisition, Soccer Magic will become a wholly-owned subsidiary of Advanced Knowledge.

      At the completion of the Soccer Magic acquisition (the "Effective Time"), the current directors and officers of Advanced Knowledge will resign and new directors and officers selected by Soccer Magic will be appointed. We anticipate that the acquisition will be completed within about the next 30 days, but in any event not until at least ten days after the mailing of this statement, as required by Rule 14f-1. However, the acquisition will not be completed unless numerous conditions to closing are either satisfied or waived. If the acquisition is not completed, no change of control will occur.

      If the acquisition is completed, it will be subject to possible automatic rescission and unwinding under certain circumstances. A rescission will occur automatically at 5:00 p.m. Pacific Time on June 30, 2000 (the "Deadline") unless, prior to the Deadline, the new management of Advanced Knowledge completes a private placement of common stock raising gross proceeds for Advanced Knowledge of at least $2,700,000 and Advanced Knowledge is then current in its filing obligations with the SEC. Soccer Magic could also force a rescission of the acquisition if, prior to the Deadline, certain representations and warranties of our chairman and chief executive officer are found to be untrue.

      To facilitate any rescission, the shares and other items delivered by the parties at the closing of the acquisition will be deposited in an escrow, with an independent third party serving as escrow agent. If there is a rescission, the Soccer Magic shares acquired by Advanced Knowledge will be returned to the current Soccer Magic shareholders, and the Advanced Knowledge shares issued to the Soccer Magic shareholders will be returned to Advanced Knowledge for cancellation. Further, the new directors and officers selected by Soccer Magic will resign and the three current directors of Advanced Knowledge will be reinstated as directors of the company. Thus, if there is a rescission, control of the board of directors will change a second time, also without any stockholder vote. This statement is intended to provide notice under Rule 14f-1 with respect to the potential changes of control that could occur both upon the completion of, and upon the possible rescission of, the Soccer Magic acquisition.

SUBSEQUENT SALE AND ASSIGNMENT OF EXISTING ASSETS AND LIABILITIES

      If the Soccer Magic acquisition is completed, the new management of Advanced Knowledge intends to focus exclusively on the business of Soccer Magic. Therefore, it is a condition to the closing of the acquisition that Advanced Knowledge enter into an agreement to transfer all of its non-Soccer Magic assets and liabilities immediately after the acquisition. An asset sale agreement ("Asset Sale Agreement") has been negotiated with Buddy Young, who is a director, officer and principal stockholder of Advanced Knowledge, which provides for the transfer to a corporation owned or controlled by Mr. Young (the "Purchaser") of all of the assets held by Advanced Knowledge immediately prior to the Effective Time. The assets to be transferred would include, primarily, all rights to the "Advanced Knowledge" name; the advancedknowledge.com web site; the workforce training videos entitled "Twelve Angry Men: Teams That Don't Quit," "The Cuban Missile Crisis: A Case Study in Decision Making and Its Consequences," and "It's a Wonderful Life: Leading Through Service"; and all cash, accounts receivable, inventory, equipment, personal property, and rights under production and distribution agreements held by Advanced Knowledge as of the Effective Time. In exchange for the assets, the Purchaser would assume, and both the Purchaser and Mr. Young would agree to indemnify Advanced Knowledge with respect to, all of the liabilities incurred or accrued by Advanced Knowledge prior to the Effective Time. According to the unaudited balance sheet of Advanced Knowledge as of November 30, 1999, Advanced Knowledge had total assets of $123,074 and total liabilities of $290,950 at that date. The total liabilities as of such date included approximately $190,000 of principal and interest owed to Mr. Young under a secured promissory note. See "Certain Relationships and Related Transactions."

      If Advanced Knowledge enters into the Asset Sale Agreement, it will covenant not to (i) use the "Advanced Knowledge" name after the asset sale has been completed, except for using the corporate name for general corporate purposes until it is able to change its corporate name; (ii) change the transfer agent for its common stock for two years after the Effective Time, (iii) engage in any recapitalization, reorganization, or reverse split or consolidation of shares for two years after the Effective Time; or (iv) issue more than 6,000,000 shares of common stock, or other securities which may be converted into or exercised for the purchase of shares of common stock, between the Effective Time and the Deadline.

      Some of the assets and liabilities which Advanced Knowledge proposes to transfer to the Purchaser were acquired by the company through the August 26, 1998 merger of Advanced Knowledge, Inc., a privately held company ("AKIP"), with and into DMA-Radtech, Inc. At the time of the merger, Mr. Young was an officer, director and principal stockholder of AKIP. Advanced Knowledge issued 2,700,000 shares of its common stock in the merger exchange for all of the outstanding shares of AKIP. As a result of this share exchange, Mr. Young became a principal stockholder of Advanced Knowledge. See "Stock Ownership of Principal Stockholders and Management." Mr. Young was also appointed President, Chief Executive Officer, Chief Financial Officer and a Director of Advanced Knowledge. See "Directors and Executive Officers - Current Directors and Officers." Through the merger, Advanced Knowledge acquired assets from AKIP valued at $37,000 and liabilities from AKIP valued at $35,000. The liabilities acquired represented principal and interest owed by AKIP to Mr. Young. In connection with the merger, AKIP also paid $25,000 to, and Advanced Knowledge assumed $311,000 of liabilities from, the parent of DMA-Radtech.

                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS AND OFFICERS

      The following table sets forth the current directors and officers of Advanced Knowledge, who will resign as of the Effective Time if the Soccer Magic acquisition is completed. If the acquisition is completed, but later rescinded as described above, then the current directors will be reinstated as directors at the time of the rescission without any stockholder vote.


NAME                              AGE                 POSITION

Buddy Young                       64                  President, Chief Executive
                                                      Officer, Chief Financial
                                                      Officer and Director

L. Stephen Albright               46                  Secretary and Director




NAME                              AGE                 POSITION

Dennis Spiegelman                 53                  Director

Howard Young                      41                  Vice President


      BUDDY YOUNG has served as President, Chief Executive Officer, Chief Financial Officer and a Director of Advanced Knowledge since August 26, 1998. Immediately prior thereto, Mr. Young served as President of AKIP, which he founded in 1997. During Mr. Young's career he has served in various executive capacities in the entertainment industry. From 1992 until July 1996, Mr. Young served as President and Chief Executive Officer of Bexy Communications, Inc. ("Bexy"), a publicly held company whose stock traded on the over-the-counter Bulletin Board system. Bexy's core business was the production, financing and distribution of television programming. During his tenure at Bexy, Bexy produced and distributed a number of television programs, including a two-hour special, "Heartstoppers . . . Horror at the Movies," hosted by George Hamilton, and a 26 episode half-hour television series entitled, "Feelin' Great," hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was President, Chief Executive Officer and a Director of Color Systems Technology, Inc., a publicly held company whose stock traded on The American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. For the past twenty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

      L. STEPHEN ALBRIGHT has served as a Director of Advanced Knowledge since September 15, 1998. Mr. Albright received his undergraduate degree in Business Administration and Marketing, from West Virginia University in 1975. Following careers in sales and new home construction, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright spent approximately half of his legal career in private practice where he has been primarily engaged in transactional work, business litigation, and providing general legal business advice to clients. Mr. Albright also spent seven years as in-house counsel, Vice President, General Counsel and Secretary to CST Entertainment Imaging, Inc., a publicly-held company. While with CST, Mr. Albright was responsible for all aspects of the company's annual shareholder's meetings; preparation and filing of the company's proxy materials, annual reports on Form 10-K, and quarterly reports on Form 10-Q; and drafting and negotiating lease agreements, distribution and licensing agreements and debt and equity funding arrangements.

      DENNIS SPIEGELMAN has served as a Director of Advanced Knowledge since September 15, 1998. Mr. Spiegelman is an experienced sales and marketing executive with a successful track record in many aspects of the entertainment industry. He is currently Senior Vice President, Sales and Marketing at Axium Entertainment, a company specializing in providing payroll services to the entertainment industry. Prior to joining Axium, he held similar positions with AP Services, Inc. and IDC Entertainment Services. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions, including Director of Operations at Heritage Entertainment, and President and Director of All American Group, Inc. While at these companies, Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as Executive Producer of the theatrical motion picture entitled, "Nobody's Perfect," and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50-year-old networking organization for entertainment industry executives.

      HOWARD YOUNG has served as a Vice President of Advanced Knowledge since September 14, 1998. Prior thereto, Mr. Young served as the Director of Marketing for AKIP. Mr. Young started his business career at Columbia Pictures in 1983 as a motion picture sales trainee. Shortly thereafter he was promoted to salesman, and was responsible for sales and exhibitor relations in the Seattle-Portland territory. In 1985 Mr. Young joined one of Hollywood's leading advertising agencies, JP Advertising. While there he served in a number of positions relating to the marketing of motion pictures. In 1992 he was named a Senior Vice President of the agency, and was responsible for supervising client accounts. Among others, the agency's accounts included: The Walt Disney Company, 20th Century Fox, Columbia Pictures and Paramount Pictures. Along with his client responsibilities Mr. Young supervised the administrative operations of the agency. During his tenure at JP Advertising, Mr. Young worked on the marketing campaigns of such films as Titanic, Speed, 101 Dalmatians, Men in Black, and True Lies. A graduate of Redlands University, Mr. Young joined AKIP in June 1998. In addition to his responsibilities with Advanced Knowledge, Mr. Young serves as a consultant to a number of companies in the marketing of their products and services and is active as a graduate assistant in the Dale Carnegie Course Program. Mr. Young is the son of the Buddy Young, who is a director, officer and principal stockholder of Advanced Knowledge.

PROSPECTIVE DIRECTORS AND OFFICERS

      If the Soccer Magic acquisition is completed, the following persons will, without any stockholder vote, become the new directors and officers of Advanced Knowledge, holding the positions indicated:


NAME                                AGE                POSITION

Manny M. Gross                      57                 Chairman, Chief Executive
                                                       Officer and Director

Myron Grunberg                      51                 President and Director

Brian B. Rattenbury, C.A.           51                 Chief Financial Officer


      MANNY M. GROSS currently serves as the Chairman, Chief Executive Officer and a Director of Soccer Magic and would be appointed to the same positions with Advanced Knowledge if the Soccer Magic acquisition is completed. Mr. Gross is an experienced business executive with a wide range of business interests. In addition to his positions with Soccer Magic, Mr. Gross also serves as President of Institutional Promotions of Canada Ltd. ("IPC"), a company specializing in the preparation and printing of institutional directories. Mr. Gross founded IPC in 1977 and has been the driving force behind its success as a supplier of photography services and directories to institutional customers such as churches and financial institutions. Mr. Gross was President and Director of Portrait Impressions of Canada Limited ("PICL") from 1991 to 1995. PICL, a public company whose shares were quoted for trading on the Canadian Dealing Network, owned and operated a chain of portrait studios in Canada. Mr. Gross has been a director and officer of Soccer Magic since January 1997.

     MYRON GRUNBERG is the President and a Director of Soccer Magic and would serve in the same capacities for Advanced Knowledge if the Soccer Magic acquisition is completed. Mr. Grunberg has held a variety of management positions in the recreational, hospitality and rehabilitation industries since 1980. His responsibilities have included sales, marketing, promotional and administrative positions in Austria and Canada. More recently, Mr. Grunberg served as General Manager of the Richmond Hill Country Club from 1984 to 1989. From 1989 to 1991, he was Project Coordinator for F.I.T. For Work Centres, in Toronto, which is a modern rehabilitation center focusing on auto accident victims. From 1992 to 1994, he served as consultant to Bob Butterfield and the International Academy of Tennis, where his duties included representing the Academy on the international tour, reporting trends and developments and participating in the education of Academy students. In 1995, he was hired as the Head Coach for the Mexican Davis Cup Squad which qualified for the World Group in 1996. Mr. Grunberg has served as a director and officer of Soccer Magic Inc. since January 1997.

      BRIAN B. RATTENBURY, C.A. is the Secretary-Treasurer, Chief Financial Officer and a Director of Soccer Magic and would serve in the same positions for Advanced Knowledge if the Soccer Magic acquisition is completed. Mr. Rattenbury spent 22 years in public accounting practice as a Chartered Accountant and Chartered Business Valuator with an international accounting firm until January 1993. From March 1993 to the present, he has been involved in various business projects as a consultant and investor; and from January 1994 to the present he has been Chief Financial Officer for Lawrence Plasma Research Laboratory Inc. Mr. Rattenbury has been an officer and director of Soccer Magic since February 1997.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

      As a result of our limited available cash, no officer or director of Advanced Knowledge received compensation during the fiscal year ended August 31, 1999. No officer or director received stock options or other non-cash compensation during the fiscal year ended August 31, 1999. Advanced Knowledge has no employment agreement with any officer of the company.

COMMITTEES AND MEETINGS OF THE BOARD

      The board of directors of Advanced Knowledge has no standing audit, nominating or compensation committees. During the fiscal year ended August 31, 1999, the board of directors held one meeting, at which all directors were present.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the equity securities of Advanced Knowledge (referred to as "reporting persons"), to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the company. Reporting persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

      To our knowledge, based solely on a review of the copies of reports and amendments thereto on Forms 3, 4 and 5 furnished to Advanced Knowledge by reporting persons during, and with respect to, our fiscal year ended August 31, 1999, and on a review of written representations from reporting persons that no other reports were required to be filed for that fiscal year, all Section 16(a) filing requirements applicable to the company's directors, executive officers and greater than ten percent beneficial owners during such period were satisfied in a timely manner, except that the initial reports on Form 3 filed for Buddy Young, Stephen Albright, Dennis Spiegelman and Howard Young were inadvertently filed late.

                       OUTSTANDING SHARES OF COMMON STOCK

      As of the date hereof, 4,000,000 shares of Advanced Knowledge common stock are outstanding, each entitling the record holder thereof to one vote on all matters presented to the stockholders for their consideration. However, the stockholders of Advanced Knowledge are not being asked to vote on any of the matters described in this statement.

            STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

      The following table sets forth, as of the date hereof, the beneficial ownership of outstanding common stock of Advanced Knowledge by each person that we know beneficially owns more than 5% of the class and by each of our directors and officers and all directors and officers as a group. To our knowledge, all persons listed have sole voting and investment power with respect to their shares unless that power is shared by spouses under applicable law. Unless otherwise indicated, the address of each person listed in the table is 17337 Ventura Boulevard, Suite 224, Encino, California 91316.


NAME AND ADDRESS                   NUMBER OF SHARES         PERCENTAGE OWNERSHIP

Elsie and Tom Eisenstadt                 250,000                   6.25%
24633 Calle Ardilla
Calabasas, CA 91302

Mel Powell                               220,000                   5.50%
11970 Montana Ave.
Los Angeles, CA 90049

John Skouras                             202,500                   5.06%
415 East 52nd Street
New York, NY 10022



NAME AND ADDRESS                   NUMBER OF SHARES         PERCENTAGE OWNERSHIP

Buddy Young                            1,976,147(1)               49.40%

Steve Albright                            10,000                   0.25%

Dennis Spiegelman                         10,000                   0.25%

Howard Young                             250,000                   6.25%

All officers and directors             2,246,147                  56.15%
as a group (4 persons)
-----------------------
(1) Held as co-trustee for the Young Family Trust.


      The table below sets forth the beneficial ownership of Advanced Knowledge common stock of those persons who would beneficially own more than 5% of the class or would become directors and officers of Advanced Knowledge if the Soccer Magic acquisition is completed. To our knowledge all persons listed below would, after completion of the Soccer Magic acquisition, have sole voting and investment power with respect to the shares listed in the table unless that power is shared by spouses under applicable law. To our knowledge, the persons listed currently do not beneficially own any shares of Advanced Knowledge common stock and will acquire ownership of the shares listed in the table only if the Soccer Magic acquisition is completed. Unless otherwise indicated, the address of each person listed in the table is 10 Planchet Road, Unit #21, Concord, Ontario L4K 2C8.


NAME AND ADDRESS                   NUMBER OF SHARES         PERCENTAGE OWNERSHIP

Buddy Young                            1,976,147(1)               14.12%
17337 Ventura Boulevard
Suite 224
Encino, California 91316

N.R. Holdings Limited                  1,387,500                   9.91%
10 Regis Drive
Toronto, Ontario M2N 3J5

B&M Shebib Investments Limited           750,000                   5.36%
19 Queen Street
North Sydney, Nova Scotia B2A 1A2

Manny M. Gross                         2,852,084                  20.37%

Myron Grunberg                         2,112,084                  15.09%

Brian B. Rattenbury, C.A.              1,387,500(2)                9.91%

All officers and directors
as a group (3 persons)                 6,351,668                  45.37%
-----------------------
(1) Held as co-trustee for the Young Family Trust.

(2) Beneficially owned indirectly through N.R. Holdings Limited.


                                LEGAL PROCEEDINGS

      There are no legal proceedings to which any director, officer or affiliate of Advanced Knowledge or any owner of record or beneficially of more than five percent of the company's common stock is a party adverse to Advanced Knowledge or has a material interest adverse to Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      If the Soccer Magic acquisition is completed, Advanced Knowledge intends to transfer its existing assets and liabilities to Buddy Young, who is currently the President, Chief Executive Officer and Chief Financial Officer and a Director and principal stockholder of Advanced Knowledge. For additional information about the terms of this proposed transaction, see "Notice of Anticipated Change of Control - Subsequent Sale and Assignment of Existing Assets and Liabilities." The Board of Directors unanimously, with Mr. Young abstaining, approved the sale of assets to Mr. Young after reviewing the terms of the transaction and concluding that they are fair to, and in the best interests of, the company and its stockholders.

      On August 18, 1998, Advanced Knowledge entered into a lending arrangement with Mr. Young, pursuant to which he may, at his discretion, advance up to $300,000 to the company for operating expenses and production of training videos. Advanced Knowledge has agreed to repay such funds, together with interest thereon accruing at a rate of 8% per annum, in accordance with the terms of a secured promissory note (the "Note"). Obligations under the Note are collateralized under a related Security Agreement by all of the company's right, title and interest in and to its video productions and projects, regardless of their stage of production, including all related contracts, licenses, and accounts receivable. On March 24, 1999, the term of the Note was extended from December 31, 1999 to December 31, 2001. On that date, the company must pay Mr. Young any unpaid principal and accrued interest. As of August 31, 1999, the fiscal year end, the total amounts of principal and interest owed to Mr. Young under the Note and Security Agreement were $127,962 and $9,682, respectively. Under the terms of the Asset Sale Agreement, Advanced Knowledge will be released and discharged from all liabilities to Mr. Young at the Effective Time.

      Advanced Knowledge was formed on August 26, 1998 through the merger of AKIP with and into DMA-Radtech, Inc. At the time of the merger, Mr. Young was an officer, director and principal stockholder of AKIP. For further information about the terms of this transaction, see "Notice of Anticipated Change of Control - Subsequent Sale and Assignment of Existing Assets and Liabilities."


                                           By Order of the Board of Directors

                                           Buddy Young
                                           President and Chief Executive Officer